Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement of Blackwater Midstream Corp. on Form S-8 (No. 333-152203), of our report dated June 29, 2009, relating to the consolidated balance sheet of Blackwater Midstream Corporation as of March 31, 2009 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period December 23, 2008 through March 31, 2009, as well as the statements of operations, net parent investment and cash flows of the Westwego, LA Terminal Business for the period January 1, 2008 through December 22, 2008 and the year ended December 31, 2007 appearing in the Annual Report on Form 10-K for the year ended March 31, 2009.

We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/ MALONE & BAILEY, PC
Houston, Texas
June 29, 2009